UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at June 26, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: June 26, 2008

Print the name and title of the signing officer under his signature.

Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON SIGNS OFF-TAKE AGREEMENTS FOR G-9

June 26, 2008, Vancouver - Farallon Resources Ltd. ("Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) announces that the Company has agreed to terms for the treatment of zinc, copper and lead concentrates from its G-9 Project at the Campo Morado (zinc, copper, lead, silver, gold) property in Guerrero State, Mexico.

A Heads of Agreement (the "Agreement") has been signed with the international metals trading company Trafigura Beheer BV Amsterdam ("Trafigura"). Trafigura has offices in Lucerne Switzerland, Mexico City and elsewhere around the world. The Agreement covers treatment of 100% of the zinc, copper and lead concentrates produced from the G-9 Project. Terms are competitive with the current market. The zinc contract is for 18 months commencing July 2008, with provisions to extend it for a further 1 1/2 years. The copper and lead contracts are for three years, extending to June 30, 2011. The concentrates will be shipped by truck to the port of Manzanillo, Colima State, on the west coast of Mexico and will be shipped to smelters and end users, primarily in Asia, but may involve users elsewhere in the world. All arrangements for transport to and storage at the port have been made. The Agreement is subject to the execution of final contracts for each concentrate, and to Farallon's Board for approval.

President and CEO Dick Whittington said "We are extremely pleased to have signed this agreement with Trafigura to handle and process concentrates from G-9. We are looking forward to a long term partnership with them. This is another significant step in the ongoing evolution of transforming Farallon from an exploration to a production company."

Farallon is advancing the G-9 polymetallic (zinc, copper, silver, gold, lead) project at its Campo Morado Property in Mexico through a "Parallel Track" program. Exploration drilling is expanding and confirming the high-grade mineralization within the G-9 deposit, in parallel with mine planning, equipment acquisition and site preparation and construction activities with the goal of commencing production in July 2008.

For further details on Farallon Resources Ltd., please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.